SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2011 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   **Results of Operations and Financial Condition.**

On November 3, 2011, Radio One, Inc. issued a press release setting forth the results for its third quarter ended September 30, 2011. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 3, 2011: Radio One, Inc. Reports Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                          RADIO ONE, INC.

                                                          /s/ Peter D. Thompson
 November 08, 2011   Peter D. Thompson
                                                          Chief Financial Officer and
                                                          Principal Accounting Officer

NEWS RELEASE

November 3, 2011   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS THIRD QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended September 30, 2011. Giving effect to the consolidation of TV One, net revenue was approximately $104.4 million, an increase of 40.3% from the same period in 2010. Also giving effect to the consolidation of TV One, station operating income[1] was approximately $35.8 million, an increase of 26.5% from the same period in 2010. The Company reported operating income of approximately $13.1 million compared to operating income of approximately $17.3 million for the same period in 2010. Net loss was approximately $9.9 million or $0.20 per share, compared to net income of approximately $1.0 million or $0.02 per share for the same period in 2010.

Alfred C. Liggins, III, Radio One's CEO and President stated, "The third quarter again highlights the importance of consolidating TV One into our results: radio was relatively flat, however, our TV and Internet divisions both showed good revenue progression from prior year, and provide a sound diversification strategy. We have made some changes in certain radio markets designed to improve long term performance: in Houston we are launching News 92 FM; in Columbus, we switched from gospel to the Jack format; in Detroit we signed a local marketing agreement for 107.5 WGPR; and, in Philadelphia, we moved our adult urban format to our hip-hop signal, and vice versa. I am confident that these strategic changes will reap rewards in the long-term."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010 (as adjusted)[2]	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010 (as adjusted)[2]
	(unaudited) (in thousands, except share data)		(unaudited) (in thousands, except share data)	
NET REVENUE	$ 104,445	$ 74,430	$ 266,516	$ 208,557
OPERATING EXPENSES				
Programming and technical	32,742	18,762	82,291	56,592
Selling, general and administrative, excluding stock-based compensation	35,878	27,336	95,803	77,383
Corporate selling, general and administrative, excluding stock-based compensation	10,442	5,488	25,214	20,537
Stock-based compensation	759	908	2,895	4,877
Depreciation and amortization	11,504	4,610	25,825	14,156
Total operating expenses	91,325	57,104	232,028	173,545
Operating Income	13,120	17,326	34,488	35,012
INTEREST INCOME	103	28	120	95
INTEREST EXPENSE	22,973	12,122	65,222	31,059
GAIN ON INVESTMENT IN AFFILIATED COMPANY	-	-	146,879	-
LOSS ON RETIREMENT OF DEBT	-	-	7,743	-
EQUITY IN INCOME OF AFFILIATED COMPANY	-	1,784	3,287	3,832
OTHER (INCOME) EXPENSE, net	(19)	50	3	2,934
(Loss) income before (benefit from) provision for income taxes, noncontrolling interest in income of subsidiaries and income (loss) from discontinued operations	(9,731)	6,966	111,806	4,946
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,325)	4,760	81,905	4,685
Net (loss) income from continuing operations	(7,406)	2,206	29,901	261
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	11	(158)	(71)	(316)
CONSOLIDATED NET (LOSS) INCOME	(7,395)	2,048	29,830	(55)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,483	1,010	5,403	1,427
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (9,878)	$ 1,038	$ 24,427	$ (1,482)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS:				
NET (LOSS) INCOME FROM CONTINUING OPERATIONS	$ (9,889)	$ 1,196	$ 24,498	$ (1,166)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	11	(158)	(71)	(316)
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (9,878)	$ 1,038	$ 24,427	$ (1,482)
Weighted average shares outstanding - basic[3]	50,270,550	52,064,108	51,072,480	51,316,498
Weighted average shares outstanding - diluted[4]	50,270,550	54,262,885	52,943,536	51,316,498

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	Three Months Ended September 30,		Nine Months Ended September 30,	
	2011	2010 (as adjusted)[2] (unaudited) (in thousands, except per share data)	2011	2010 (as adjusted)[2] (unaudited) (in thousands, except per share data)
PER SHARE DATA - basic and diluted:				
Net (loss) income from continuing operations (basic)	$ (0.20)	$ 0.02	$ 0.48	$ (0.02)
Income (loss) from discontinued operations, net of tax (basic)	0.00	(0.00)	(0.00)	(0.01)
Consolidated net (loss) income attributable to common stockholders (basic)	$ (0.20)	$ 0.02	$ 0.48	$ (0.03)
Net (loss) income from continuing operations (diluted)	$ (0.20)	$ 0.02	$ 0.46	$ (0.02)
Income (loss) from discontinued operations, net of tax (diluted)	0.00	(0.00)	(0.00)	(0.01)
Consolidated net (loss) income attributable to common stockholders (diluted)	$ (0.20)	$ 0.02	$ 0.46	$ (0.03)
SELECTED OTHER DATA				
Station operating income [1]	$ 35,825	$ 28,332	$ 88,422	$ 74,582
Station operating income margin (% of net revenue)	34.3%	38.1%	33.2%	35.8%
Station operating income reconciliation:				
Consolidated net (loss) income attributable to common stockholders	$ (9,878)	$ 1,038	$ 24,427	$ (1,482)
Add back non-station operating income items included in consolidated net (loss) income:				
Interest income	(103)	(28)	(120)	(95)
Interest expense	22,973	12,122	65,222	31,059
(Benefit from) provision for income taxes	(2,325)	4,760	81,905	4,685
Corporate selling, general and administrative expenses	10,442	5,488	25,214	20,537
Stock-based compensation	759	908	2,895	4,877
Gain on investment in affiliated company	-	-	(146,879)	-
Loss on retirement of debt	-	-	7,743	-
Equity in income of affiliated company	-	(1,784)	(3,287)	(3,832)
Other (income) expense, net	(19)	50	3	2,934
Depreciation and amortization	11,504	4,610	25,825	14,156
Noncontrolling interest in income of subsidiaries	2,483	1,010	5,403	1,427
(Income) loss from discontinued operations, net of tax	(11)	158	71	316
Station operating income	$ 35,825	$ 28,332	$ 88,422	$ 74,582
Adjusted EBITDA[5]	$ 25,383	$ 22,844	$ 63,208	$ 54,045
Adjusted EBITDA reconciliation:				
Consolidated net (loss) income attributable to common stockholders	$ (9,878)	$ 1,038	$ 24,427	$ (1,482)
Interest income	(103)	(28)	(120)	(95)
Interest expense	22,973	12,122	65,222	31,059
(Benefit from) provision for income taxes	(2,325)	4,760	81,905	4,685
Depreciation and amortization	11,504	4,610	25,825	14,156
EBITDA	$ 22,171	$ 22,502	$ 197,259	$ 48,323
Stock-based compensation	759	908	2,895	4,877
Gain on investment in affiliated company	-	-	(146,879)	-
Loss on retirement of debt	-	-	7,743	-
Equity in income of affiliated company	-	(1,784)	(3,287)	(3,832)
Other (income) expense, net	(19)	50	3	2,934
Noncontrolling interest in income of subsidiaries	2,483	1,010	5,403	1,427
(Income) loss from discontinued operations, net of tax	(11)	158	71	316
Adjusted EBITDA	$ 25,383	$ 22,844	$ 63,208	$ 54,045

	September 30, 2011	December 31, 2010
	(unaudited)	(as adjusted)
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 33,171	$ 9,192
Intangible assets, net	1,278,256	838,945
Total assets	1,521,021	999,212
Total debt (including current portion)	803,655	642,222
Total liabilities	1,069,515	774,242
Total stockholders' equity	215,925	194,335
Redeemable noncontrolling interest	29,711	30,635
Noncontrolling interest	205,870	-

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
Senior bank term debt, net of original issue discount of approximately $7.1 million (subject to variable rates) *(a)*	$ 376,991	7.50%
12 $1/_2$%/15% senior subordinated notes (fixed rate)	305,917	15.00%
6 $3/_8$% senior subordinated notes (fixed rate)	747	6.38%
10% Senior Secured TV One Notes due March 2016 (fixed rate)	119,000	10.00%
Note payable (fixed rate)	1,000	7.00%

 (a) Subject to variable Libor Rate plus a spread currently at 6.00% and incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

        This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Form 10-K and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue increased to approximately $104.4 million for the quarter ended September 30, 2011, from approximately $74.4 million for the same period in 2010, an increase of 40.3%. We began to consolidate the results of TV One during the second quarter of 2011 and recognized approximately $29.5 million of revenue from our new cable television segment during the three months ended September 30, 2011. The radio markets that we operate in grew 1.7% for the quarter and 2.5% year to date, led primarily by growth in digital revenues, while national revenue and local revenue in our radio markets were relatively flat for the quarter. Our radio stations' net revenues increased 0.3% with the most significant increases noted in our Atlanta, Charlotte, Cincinnati, Raleigh and St. Louis clusters, while our Columbus, Dallas, Indianapolis and Washington D.C. markets experienced the most significant declines. Total core radio revenue (radio stations and syndicated programs excluding Reach Media) improved 1.4% during the quarter. While Reach Media's revenue declined 4.7% in the quarter, this decline was an improvement from the decline experienced during the second quarter of 2011. Net revenue for our internet segment improved 11.5% for the three months ended September 30, 2011 compared to the same period in 2010.

Operating expenses, excluding depreciation and amortization and stock-based compensation, increased to approximately $79.1 million for the quarter ended September 30, 2011, up 53.3% from the approximately $51.6 million incurred for the comparable quarter in 2010. Most of the increase is a result of the TV One consolidation specifically related to programming and technical operating expenses. For our cable television segment, programming and technical expenses include expenses associated with the technical, programming, production, and content management. Approximately $13.7 million of our consolidated programming and technical operating expenses were incurred by TV One, with approximately $11.2 million of this amount relating specifically to content amortization. Excluding the impact of consolidating TV One results, our programming and technical expenses would have increased by 1.6% for the quarter compared to the same period in 2010.

Stock-based compensation decreased to $759,000 for the quarter ended September 30, 2011, compared to $908,000 for the same period in 2010. This decrease in stock-based compensation expense is due to one-time accelerated vesting that occurred in 2010 associated with the long-term incentive plan whereby officers and certain key employees were granted a total of 3,250,000 shares of restricted stock in January of 2010.

Depreciation and amortization expense increased to approximately $11.5 million compared to approximately $4.6 million for the quarters ended September 30, 2011 and 2010, respectively, an increase of 150.0%. Additional depreciation and amortization expense of approximately $7.8 million resulted from the fixed and intangible assets recorded as part of the consolidation of TV One. This increased expense was partially offset by the completion of amortization for certain intangible assets and the completion of depreciation and amortization for certain assets.

Interest expense increased to approximately $23.0 million for the quarter ended September 30, 2011, from approximately $12.1 million for the same period in 2010, an increase of 90.1%. The increase in interest expense was due to higher interest rates associated with the 2011 Credit Agreement, Amended Exchange Offer and TV One Notes, which were in effect for the three months ended September 30, 2011 compared to the same period in 2010. The overall effective rate of borrowing for the three months ended September 30, 2011 increased approximately 4.0% compared to the three months ended September 30, 2010. Approximately $3.0 million of the increased interest expense relates to the debt recorded as part of the consolidation of TV One.

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Equity in income of affiliated company decreased to $0 for the quarter ended September 30, 2011, compared to approximately $1.8 million for the same period in 2010, a decrease of 100.0%. Equity in income of affiliated company primarily reflects our estimated equity in the net income of TV One. The decrease to equity in income of affiliated company for the three months ended September 30, 2011 was due to the consolidation of TV One during the prior quarter. Previously, the Company's share of the net income was driven by TV One's current capital structure and the Company's percentage ownership of the equity securities of TV One.

The benefit from income taxes for the quarter ended September 30, 2011 was approximately $2.3 million compared to a provision for income taxes of approximately $4.8 million for the quarter ended September 30, 2010. Substantially all of the decrease in income taxes relates to the deferred tax liability for TV One. The consolidated effective tax rate for the three months ended September 30, 2011 and 2010 was 23.9% and 68.3%, respectively.

Income (loss) from discontinued operations, net of tax, includes the results of operations for our sold radio stations and Giant Magazine, which ceased publication in December 2009. The income from discontinued operations, net of tax, for the three months ended September 30, 2011 resulted from the remaining Boston radio station entering into an LMA in June 2011. The loss from discontinued operations, net of tax, for the quarter ended September 30, 2010 of $158,000 resulted primarily from legal and litigation expenses incurred as a result of ongoing legal activity related to certain previously sold stations. The income (loss) from discontinued operations, net of tax, includes no tax provision for the three months ended September 30, 2011 and 2010.

The increase in noncontrolling interests in income of subsidiaries is due primarily to the impact of consolidating TV One results for the three months ended September 30, 2011. This amount is partially offset by lower net income generated by Reach Media for the three months ended September 30, 2011 compared to the same period in 2010.

Other pertinent financial information includes capital expenditures of approximately $1.8 million and $1.5 million for the quarters ended September 30, 2011 and 2010, respectively. In addition, as of September 30, 2011, Radio One had total debt (net of cash balances) of approximately $770.5 million.

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Supplemental Financial Information:

For comparative purposes, the following more detailed and unaudited statements of operations for the three and nine months ended September 30, 2011 and 2010 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications associated with accounting for discontinued operations. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts.

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| | | Three Months Ended September 30, 2011 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio One	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 104,445	$ 58,733	$ 13,427	$ 4,884	$ 29,545	$ (2,144)
OPERATING EXPENSES:						
Programming and technical	32,742	13,659	5,309	2,008	13,684	(1,918)
Selling, general and administrative	35,878	21,325	3,929	3,054	8,239	(669)
Corporate selling, general and administrative	10,442	-	1,252	-	1,380	7,810
Stock-based compensation	759	133	-	24	-	602
Depreciation and amortization	11,504	1,657	988	838	7,779	242
Total operating expenses	91,325	36,774	11,478	5,924	31,082	6,067
Operating income (loss)	13,120	21,959	1,949	(1,040)	(1,537)	(8,211)
INTEREST INCOME	103	-	3	-	100	-
INTEREST EXPENSE	22,973	-	18	-	3,039	19,916
OTHER (INCOME) EXPENSE, net	(19)	(19)	-	-	-	-
(Loss) income before (benefit from) provision for income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	(9,731)	21,978	1,934	(1,040)	(4,476)	(28,127)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,325)	(2,833)	508	-	-	-
Net (loss) income from continuing operations	(7,406)	24,811	1,426	(1,040)	(4,476)	(28,127)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	11	11	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(7,395)	24,822	1,426	(1,040)	(4,476)	(28,127)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,483	-	-	-	-	2,483
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (9,878)	$ 24,822	$ 1,426	$ (1,040)	$ (4,476)	$ (30,610)

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		Three Months Ended September 30, 2010			
		(in thousands, unaudited, as adjusted2)			
	Consolidated	Radio One	Reach Media	Internet	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 74,430	$ 57,906	$ 14,092	$ 4,382	$ (1,950)
OPERATING EXPENSES:					
Programming and technical	18,762	12,958	5,072	2,376	(1,644)
Selling, general and administrative	27,336	20,644	4,164	3,263	(735)
Corporate selling, general and administrative	5,488	-	1,318	-	4,170
Stock-based compensation	908	127	-	24	757
Depreciation and amortization	4,610	2,027	1,089	1,222	272
Total operating expenses	57,104	35,756	11,643	6,885	2,820
Operating income (loss)	17,326	22,150	2,449	(2,503)	(4,770)
INTEREST INCOME	28	-	16	-	12
INTEREST EXPENSE	12,122	-	18	-	12,104
EQUITY IN INCOME OF AFFILIATED COMPANY	1,784	-	-	-	1,784
OTHER EXPENSE (INCOME), net	50	-	-	48	2
Income (loss) before provision for income taxes, noncontrolling interest in income of subsidiaries and (loss) income from discontinued operations	6,966	22,150	2,447	(2,551)	(15,080)
PROVISION FOR INCOME TAXES	4,760	3,860	900	-	-
Net income (loss) from continuing operations	2,206	18,290	1,547	(2,551)	(15,080)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(158)	(177)	-	19	-
CONSOLIDATED NET INCOME (LOSS)	2,048	18,113	1,547	(2,532)	(15,080)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,010	-	-	-	1,010
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,038	$ 18,113	$ 1,547	$ (2,532)	$ (16,090)

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| | Nine Months Ended September 30, 2011 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio One	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 266,516	$ 167,152	$ 37,928	$ 12,705	$ 54,711	$ (5,980)
OPERATING EXPENSES:						
Programming and technical	82,291	39,764	15,919	6,692	25,455	(5,539)
Selling, general and administrative	95,803	63,101	12,228	8,209	14,053	(1,788)
Corporate selling, general and administrative	25,214	-	4,598	-	1,297	19,319
Stock-based compensation	2,895	452	-	82	-	2,361
Depreciation and amortization	25,825	5,091	2,961	2,875	14,208	690
Total operating expenses	232,028	108,408	35,706	17,858	55,013	15,043
Operating income (loss)	34,488	58,744	2,222	(5,153)	(302)	(21,023)
INTEREST INCOME	120	-	12	-	105	3
INTEREST EXPENSE	65,222	-	46	-	6,187	58,989
GAIN ON INVESTMENT IN AFFILIATED COMPANY	146,879	-	-	-	-	146,879
LOSS ON RETIREMENT OF DEBT	7,743	-	-	-	-	7,743
EQUITY IN INCOME OF AFFILIATED COMPANY	3,287	-	-	-	-	3,287
OTHER EXPENSE (INCOME), net	3	(6)	-	-	-	9
Income (loss) before provision for income taxes, noncontrolling interest in income of subsidiaries and (loss) income from discontinued operations	111,806	58,750	2,188	(5,153)	(6,384)	62,405
PROVISION FOR INCOME TAXES	81,905	81,319	586	-	-	-
Net income (loss) from continuing operations	29,901	(22,569)	1,602	(5,153)	(6,384)	62,405
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(71)	(72)	-	1	-	-
CONSOLIDATED NET INCOME (LOSS)	29,830	(22,641)	1,602	(5,152)	(6,384)	62,405
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	5,403	-	-	-	-	5,403
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 24,427	$ (22,641)	$ 1,602	$ (5,152)	$ (6,384)	$ 57,002

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| | Nine Months Ended September 30, 2010 | | | | |
| | (in thousands, unaudited, as adjusted2) | | | | |
	Consolidated	Radio One	Reach Media	Internet	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 208,557	$ 169,430	$ 32,523	$ 12,330	$ (5,726)
OPERATING EXPENSES:					
Programming and technical	56,592	39,039	15,102	7,161	(4,710)
Selling, general and administrative	77,383	61,792	7,412	10,503	(2,324)
Corporate selling, general and administrative	20,537	-	4,833	-	15,704
Stock-based compensation	4,877	696	-	137	4,044
Depreciation and amortization	14,156	6,292	3,160	3,853	851
Total operating expenses	173,545	107,819	30,507	21,654	13,565
Operating income (loss)	35,012	61,611	2,016	(9,324)	(19,291)
INTEREST INCOME	95	-	51	-	44
INTEREST EXPENSE	31,059	-	54	-	31,005
EQUITY IN INCOME OF AFFILIATED COMPANY	3,832	-	-	-	3,832
OTHER EXPENSE (INCOME), net	2,934	(231)	-	159	3,006
Income (loss) before provision for income taxes, noncontrolling interest in income of subsidiaries and (loss) income from discontinued operations	4,946	61,842	2,013	(9,483)	(49,426)
PROVISION FOR INCOME TAXES	4,685	3,926	759	-	-
Net income (loss) from continuing operations	261	57,916	1,254	(9,483)	(49,426)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(316)	(575)	-	259	-
CONSOLIDATED NET (LOSS) INCOME	(55)	57,341	1,254	(9,224)	(49,426)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	1,427	-	-	-	1,427
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (1,482)	$ 57,341	$ 1,254	$ (9,224)	$ (50,853)

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Radio One, Inc. (Nasdaq: ROIAK; ROIA) will be holding a conference call for investors, analysts and other interested parties to discuss its results for third fiscal quarter of 2011. The conference call is scheduled for Thursday, November 3, 2011 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-230-1074; international callers may dial direct (+1) 612-234-9960.

A replay of the conference call will be available from 12:30 p.m. EDT November 3, 2011 until 11:59 p.m. November 5, 2011. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 222011. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at http://www.radio-one.com/. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (www.radio-one.com) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning or operating 53 broadcast stations located in 15 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the Russ Parr Morning Show, the Yolanda Adams Morning Show, the Rickey Smiley Morning Show, CoCo Brother Live, CoCo Brother's "Spirit" program, Bishop T.D. Jakes' "Empowering Moments", the Reverend Al Sharpton Show, and the Warren Ballentine Show. The Company also owns a controlling interest in Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue. In addition, the Company owns a controlling interest in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans.

Notes:

1   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in income of affiliated company, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, interest income and gain on purchase of affiliated company. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net loss to station operating income has been provided in this release. Station operating income includes results from all three of our operating segments (radio broadcasting, internet and cable television).

2   Certain reclassifications associated with accounting for discontinued operations have been made to prior period balances to conform to the current presentation. These reclassifications had no effect on any other previously reported or consolidated net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "as adjusted."

3   For the three months ended September 30, 2011 and 2010, Radio One had 50,270,550 and 52,064,108 shares of common stock outstanding on a weighted average basis (basic), and 50,270,550 and 54,262,885 shares of common stock outstanding on a weighted average basis (fully diluted) for outstanding stock options, respectively.

4   For the nine months ended September 30, 2011 and 2010, Radio One had 51,072,480 and 51,316,498 shares of common stock outstanding on a weighted average basis basic, and 52,943,536 and 51,316,498 shares of common stock outstanding on a weighted average basis (fully diluted) for outstanding stock options, respectively.

5   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, loss from discontinued operations, net of tax, less (2) equity in income of affiliated company, other income, interest income and gain on purchase of affiliated company. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net loss to EBITDA and Adjusted EBITDA has been provided in this release.